Exhibit 99.G

Resolutions of the majority of the Board of Trustees who are not “interested persons” of the registered management investment company

WELLS FARGO FUNDS TRUST

WELLS FARGO MASTER TRUST

WELLS FARGO VARIABLE TRUST

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby determines, with due consideration to (i) the value of the aggregate assets of the Funds to which any person may have access, (ii) the terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of securities in the Funds, and (iv) the amount of the bond and the premium of such bond, that such bond in the aggregate amount presented at this meeting $100 million is in reasonable form and amount; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to determine an appropriate increase in the fidelity bond coverage, based on assets under management, during the policy, if necessary; and

FURTHER RESOLVED, that the Board, including a majority of the Independent Trustees, after taking all relevant factors into consideration, including, but not limited to, (i) the number of other parties, (ii) the amount of the joint insured bond, (iii) the amount of the premium for such bond, (iv) the ratable allocation of the premium among all parties as insured, and (v) the extent to which the share of the premium allocated to each Fund is less than the premium it would have had to pay if it had provided and maintained a single insured bond, hereby approves the portion of the premium to be paid by each Fund, which is a pro rata portion equal to the ratio of each Fund’s net assets to the aggregate net assets of all the parties; and

FURTHER RESOLVED, that the Officers be, and each hereby is, authorized and directed to negotiate the final terms of the joint fidelity bond, and to execute and deliver on behalf of each Trust any and all documents related thereto, in such form and with such changes (including final premium amount) as such Officer deems appropriate or advisable with advice of counsel; and

FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement among Funds Trust, Master Trust and Variable Trust, which provides for an equitable and proportionate share of any recovery under the joint fidelity bond, be, and it hereby is, reapproved.